EXHIBIT 99.1

Internet Gold-Golden Lines Ltd. Announces a Private
Placement of NIS 60 Million Par Value of its Series C Debentures to Israeli Institutional Investors

Ramat-Gan, Israel, November 12, 2013 - Internet Gold-Golden Lines Ltd. (NASDAQ and TASE: IGLD), today announced a private placement of NIS 60 million  par value of its Series C Debentures to several Israeli institutional investors for an aggregate consideration of approximately NIS 59 million (approximately US $16.7 million).

The private placement was carried out as a result of recent interest expressed by large institutional investors.

The private placement was carried out as an increase to the outstanding Series C Debentures of Internet Gold, which were first issued in September 2010 and have identical terms. The private placement was offered to Israeli institutional investors pursuant to Regulation S under the U.S. Securities Act of 1933. The newly issued Series C Debentures will not be registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless they are registered under the Securities Act or an exemption from registration is available. Initial re-sales will be restricted by applicable securities laws. This announcement is not an offer to sell or a solicitation of an offer to buy any securities.

The issuance of the newly issued Series C Debentures is subject to: (a) confirmation from Midroog Ltd., an Israeli rating company affiliated with Moody’s, that the issuances will not cause a reduction in the Series C Debentures’ Baa1 (Negative) rating; and (b) the listing of such debentures for trade on the Tel Aviv Stock Exchange.

In accordance with the terms of the Series C Debentures, the Company will approach The Israeli Tax Authority in order to approve the formula for calculating the adjusted discount rate for the Series C Debentures for tax purposes. The Company will issue an immediate release in accordance with The Israeli Tax Authority decision.

Doron Turgeman, CEO of Internet Gold commented: "Our main goal in this private offering is to improve our available financial resources. We are very pleased with the results and thank the investors for their vote of confidence."

The transaction was led by Rosario Capital Ltd. with the participation of Barak Capital Ltd.

Forward-Looking Statements
This announcement contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold’ filings with the Securities Exchange Commission, including Internet Gold’ Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.